

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 12, 2009

Joseph R. Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed January 9, 2009**
> **File No. 000-10176**

Dear Mr. Bellantoni:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief